

November 20, 2014

Via E-mail
David A. Dye
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

> **Re:** **Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2013**
> **Filed March 12, 2014**
> **File No. 000-49796**

Dear Mr. Dye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 10. Financing Receivables, page 68

1.   Tell us what consideration you gave to including financing receivables related to your short-term payment plans in all of your disclosures required by ASC 310-10-50. In this regard, we note that your Second Generation Meaningful Use Installment Plans are included as a component of the short-term payment plans that are included in financing receivables, current portion, net on the consolidated balance sheets. Although you disclose that your short-term payment plans typically have expected terms from 3 to 12 months, your disclosure on page 36 appears to indicate that the overall contractual payment period for Second Generation Meaningful Use Installment Plans is up to three years. Please reconcile these disclosures and explain how you considered ASC 310-10-

50-7B. As part of your response, also provide justification for your balance sheet classification.

2.   Please provide your analysis supporting the conclusion that the overall payment period durations of the Second Generation Meaningful Use Installment Plans are consistent with that of your historical system sale financing arrangements. Explain how you determined that the related revenue recognition criteria are met upon installation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Timothy W. Gregg, Esq.
        Maynard Cooper & Gale PC